Brian Bellellehumeur

Director Of Operations at Hightower Advisors

Norwich, Connecticut, United States · **Contact info**

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 **Hightower Advisors**

Experience

 **Hightower Advisors**
2 yrs 10 mos

Director Of Operations
Full-time
Aug 2018 – Present · 2 yrs 10 mos
Norwich, Connecticut, United States

Director Of Operations
Full-time
Aug 2018 – Present · 2 yrs 10 mos
Norwich, Connecticut, United States

Culinary Instructor
CCGB · Full-time
Sep 2017 – Aug 2018 · 1 yr
Bridgeport, Connecticut, United States

Health and Wellness Coach
Elite Fitness · Full-time
Oct 2014 – Jul 2016 · 1 yr 10 mos
Milwaukee, Wisconsin, United States

Interests

 **Hightower Advisors**
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